[redacted]

SEC Mail Processing Section

AUG 2 8 2012

Washington DC 402

SECURITIES A[illegible] Wa[illegible]

12062345

AB 8/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 8/29

OATH OR AFFIRMATION

I, Joel D. Oertling, Vice President of Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

VP Finance

Title

ANGELA C. BATES STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY, TENN.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III AND INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Security Exchange Act of 1934.

KraftCPAs PLLC
Certified Public Accountants and Consultants

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III AND INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Security Exchange Act of 1934.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III
AND
INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2012

CONTENTS

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

KraftCPAs PLLC

Nashville, Tennessee
August 14, 2012

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash	$ 2,232,400
Deposit with clearing broker	100,000
Receivable from clearing broker	284,630
Receivables from clients	296,634
Receivables from related parties	100,165
Marketable securities	2,820,097
Receivables from employees	35,271
Prepaid expenses and other assets	423,341
Furniture, equipment and improvements - at cost, less accumulated depreciation	367,017
TOTAL ASSETS	$ 6,659,555

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,042,348
Securities sold, not yet purchased, at fair value	163,743
TOTAL LIABILITIES	3,206,091
MEMBER'S EQUITY	3,453,464
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 6,659,555

The accompanying notes are an integral part of the financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, with offices in seven major cities throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statement is presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial condition date. Actual results could differ from those estimates.

Deposits with Clearing Broker

In connection with its proprietary account with National Financial Services, LLC, the Company is required to maintain a deposit account equal to or greater than the margin requirements on securities, with a minimum balance of $100,000.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions

The Company's trading activities are recorded on a trade date basis and are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 4 for additional information.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there is no interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company files state income tax returns in the States of Tennessee, California, Kansas, Alabama and Pennsylvania. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2012 and August 14, 2012, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. As of June 30, 2012, the Company's depositor accounts exceeded FDIC insurance limits by approximately $1,360,000.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2012:

Prepaid insurance and medical benefits	$ 76,696
Prepaid licenses and assessments	75,868
Prepaid communications and data	106,730
Prepaid maintenance and service agreements	7,653
Miscellaneous other prepaid expenses	28,339
Prepaid rent	95,875
Deposits	32,180
	$ 423,341

NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2012:

Furniture and fixtures	$ 335,257
Technology equipment	822,282
Office equipment	143,802
Leasehold improvements	483,367
	1,784,708
Less accumulated depreciation	(1,417,691)
	$ 367,017

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company classifies its investments based on a hierarchy consisting of: Level 1 (securities valued using quoted prices from active markets for identical assets), Level 2 (securities not traded on an active market but for which observable market inputs are readily available), and Level 3 (securities valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements are classified within Level 2 of the valuation hierarchy.

No changes in the valuation methodologies have been made since the prior year.

NOTE 6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities				
Municipal bond securities	$ -	$2,417,373	$ -	$2,417,373
Corporate stock-common:				
Services	4,424	-	-	4,424
Technology	65,860	-	-	65,860
Healthcare	122,740	-	-	122,740
Industrial goods	209,700	-	-	209,700
Total Assets	402,724	2,417,373	-	2,820,097
Liabilities:				
Marketable securities sold, not yet purchased				
Municipal bond securities	-	(163,743)	-	(163,743)
	$ 402,724	$2,253,630	$ -	$2,656,354

NOTE 7 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2012, net receivables from related parties totaled $100,165, of which $79,524 is due from the owner of the Company.

NOTE 8 - COMMITMENTS

The Company leases office space in and around Nashville, Tennessee; San Diego, California; St. Louis, Missouri; Boston, Massachusetts; Kansas City, Kansas; Chicago, Illinois; and Baltimore, Maryland, under non-cancelable operating leases that expire at various times through February 2021. Office space at all other locations is leased on a month-to-month basis. The Company subleases a portion of its Nashville and San Diego office locations to outside parties under non-cancellable sublease agreements. The Nashville sublease expires in August 2014 and the San Diego sublease expired in May 2012.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next four fiscal years.

As of June 30, 2012, aggregate future lease and sublease commitments are as follows:

Year Ending June 30,	Total Lease Commitments	Sublease Commitments	Net Commitment
2013	$ 1,153,123	$ (90,200)	$ 1,062,923
2014	1,108,798	(92,906)	1,015,892
2015	1,095,358	(15,560)	1,079,798
2016	1,097,903	-	1,097,903
2017	1,046,328	-	1,046,328
Thereafter	3,763,309	-	3,763,309
Total	$ 9,264,819	$ (198,666)	$ 9,066,153

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2012, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 9 - SUBORDINATED BORROWINGS

During 2011, the Company obtained a $1,000,000 subordinated temporary debt facility from a financial institution. Subordinated borrowings under this facility bore interest at 2.99% and were includable in the computation of net capital under the SEC's uniform capital rule. As of June 30, 2012, the balance was paid in full and the debt facility was closed.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2012, the Company had regulatory net capital of $2,114,332, which was $1,902,526 in excess of its required net capital of $211,806. The Company's percentage of aggregate indebtedness to net capital ratio was 144%.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2012:

Accounts payable - trade	$ 74,756
Accounts payable - clearing brokers	71,698
Accrued bonuses and payroll	1,837,383
Accrued rent	657,363
Other accrued expenses	401,148
	$ 3,042,348

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

OTHER REPORT

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the statement of financial condition of Avondale Partners, LLC (the "Company") as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft CPAs PLLC

Nashville, Tennessee
August 14, 2012